FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 3, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

September 30, 2016

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2016	2015	2016	2015
Continuing operations		(Unaudited)		(Unaudited)

Net sales	3	1,048,527	1,559,194	3,426,454	5,680,827
Cost of sales	4	(766,574)	(1,096,539)	(2,508,814)	(3,861,608)
Gross profit		281,953	462,655	917,640	1,819,219
Selling, general and administrative expenses	5	(312,481)	(381,582)	(941,044)	(1,255,309)
Other operating income (expense), net	6	16,717	(400,532)	11,943	(392,874)
Operating (loss) income		(13,811)	(319,459)	(11,461)	171,036
Finance Income	7	14,226	2,554	58,333	25,639
Finance Cost	7	(6,913)	(4,721)	(16,031)	(20,341)
Other financial results	7	(3,456)	6,754	(43,390)	(10,234)
(Loss) income before equity in earnings of non-consolidated companies and income tax		(9,954)	(314,872)	(12,549)	166,100
Equity in earnings (losses) of non-consolidated companies		26,586	(5,375)	56,925	6,809
Income (loss) before income tax		16,632	(320,247)	44,376	172,909
Income tax		(1,144)	(35,420)	(10,115)	(202,310)
Income (loss) for the period		15,488	(355,667)	34,261	(29,401)

Attributable to:
Owners of the parent		16,603	(354,904)	21,498	(33,508)
Non-controlling interests		(1,115)	(763)	12,763	4,107
		15,488	(355,667)	34,261	(29,401)
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (loss) per share (U.S. dollars per share)		0.01	(0.30)	0.02	(0.03)
Basic and diluted earnings (loss) per ADS (U.S. dollars per ADS) (1)		0.03	(0.60)	0.04	(0.06)

 (1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Income (loss) for the period	15,488	(355,667)	34,261	(29,401)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	-	9,043	1,433	7,670
Income tax on items that will not be reclassified	-	(3,187)	(763)	(2,895)
	-	5,856	670	4,775
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	1,704	(98,361)	104,167	(229,701)
Change in value of available for sale financial instruments and cash flow hedges	(167)	(3,780)	(5,901)	1,769
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(2,177)	(37,136)	5,828	(72,024)
- Changes in the fair value of derivatives held as cash flow hedges and others	(147)	(556)	(943)	(4,252)
Income tax relating to components of other comprehensive income	-	(177)	-	(284)
Other comprehensive income (loss) for the period, net of tax	(787)	(134,154)	103,821	(299,717)
Total comprehensive income (loss) for the period	14,701	(489,821)	138,082	(329,118)
Attributable to:
Owners of the parent	15,790	(489,061)	125,178	(333,121)
Non-controlling interests	(1,089)	(760)	12,904	4,003
	14,701	(489,821)	138,082	(329,118)

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2016		At December 31, 2015
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,026,707		5,672,258
Intangible assets, net	10	1,970,995		2,143,452
Investments in non-consolidated companies	13	548,882		490,645
Available for sale assets		21,572		21,572
Other investments	11	285,508		394,746
Deferred tax assets		181,467		200,706
Receivables		202,368	9,237,499	220,564	9,143,943
Current assets
Inventories		1,498,624		1,843,467
Receivables and prepayments		116,416		148,846
Current tax assets		157,190		188,180
Trade receivables		918,814		1,135,129
Other investments	11	1,830,590		2,140,862
Cash and cash equivalents	11	468,613	4,990,247	286,547	5,743,031
Total assets			14,227,746		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent			11,484,349		11,713,344
Non-controlling interests			136,531		152,712
Total equity			11,620,880		11,866,056
LIABILITIES
Non-current liabilities
Borrowings		32,737		223,221
Deferred tax liabilities		629,828		750,325
Other liabilities		228,339		231,176
Provisions		63,689	954,593	61,421	1,266,143

Current liabilities
Borrowings		713,222		748,295
Current tax liabilities		94,904		136,018
Other liabilities		231,744		222,842
Provisions		20,574		8,995
Customer advances		40,904		134,780
Trade payables		550,925	1,652,273	503,845	1,754,775
Total liabilities			2,606,866		3,020,918
Total equity and liabilities			14,227,746		14,886,974

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the period	-	-	-	-	-	21,498	21,498	12,763	34,261
Currency translation adjustment	-	-	-	104,026	-	-	104,026	141	104,167
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	670	-	670	-	670
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	(5,901)	-	(5,901)	-	(5,901)
Share of other comprehensive income of non-consolidated companies	-	-	-	5,828	(943)	-	4,885	-	4,885
Other comprehensive income for the period	-	-	-	109,854	(6,174)	-	103,680	141	103,821
Total comprehensive income for the period	-	-	-	109,854	(6,174)	21,498	125,178	12,904	138,082
Acquisition of non-controlling interests	-	-	-	-	(12)	-	(12)	(774)	(786)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(28,311)	(382,472)
Balance at September 30, 2016	1,180,537	118,054	609,733	(896,913)	(304,868)	10,777,806	11,484,349	136,531	11,620,880

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the period	-	-	-	-	-	(33,508)	(33,508)	4,107	(29,401)
Currency translation adjustment	-	-	-	(229,180)	-	-	(229,180)	(521)	(229,701)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	4,775	-	4,775	-	4,775
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	1,068	-	1,068	417	1,485
Share of other comprehensive income of non-consolidated companies	-	-	-	(72,024)	(4,252)	-	(76,276)	-	(76,276)
Other comprehensive (loss) for the period	-	-	-	(301,204)	1,591	-	(299,613)	(104)	(299,717)
Total comprehensive (loss) income for the period	-	-	-	(301,204)	1,591	(33,508)	(333,121)	4,003	(329,118)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,536)	(877)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	-	(354,161)
Balance at September 30, 2015	1,180,537	118,054	609,733	(959,488)	(315,549)	11,334,204	11,967,491	154,667	12,122,158

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of September 30, 2016 calculated in accordance with Luxembourg Law are disclosed in Note 12.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2016	2015
Cash flows from operating activities		(Unaudited)

Income (loss) for the period		34,261	(29,401)
Adjustments for:
Depreciation and amortization	9 & 10	494,638	460,416
Impairment charge	6	-	400,314
Income tax accruals less payments		(115,778)	(112,002)
Equity in earnings of non-consolidated companies		(56,925)	(6,809)
Interest accruals less payments, net		(38,350)	3,003
Changes in provisions		13,847	(15,865)
Changes in working capital		559,187	1,350,106
Other, including currency translation adjustment		51,506	(37,447)
Net cash provided by operating activities		942,386	2,012,315

Cash flows from investing activities
Capital expenditures	9 & 10	(628,799)	(824,082)
Changes in advance to suppliers of property, plant and equipment		41,974	23,316
Investment in non-consolidated companies	13	(17,108)	-
Net loan to non-consolidated companies	13	(35,398)	(16,671)
Proceeds from disposal of property, plant and equipment and intangible assets		22,232	2,894
Dividends received from non-consolidated companies		20,674	20,674
Changes in investments in securities		419,523	(780,045)
Net cash used in investing activities		(176,902)	(1,573,914)

Cash flows from financing activities
Dividends paid		(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		(28,311)	-
Acquisitions of non-controlling interests		(786)	(877)
Proceeds from borrowings (*)		795,971	1,454,833
Repayments of borrowings (*)		(1,001,228)	(1,436,803)
Net cash used in financing activities		(588,515)	(337,008)

Increase in cash and cash equivalents		176,969	101,393
Movement in cash and cash equivalents
At the beginning of the period		286,198	416,445
Effect of exchange rate changes		4,956	(21,366)
Increase in cash and cash equivalents		176,969	101,393
At September 30,		468,123	496,472

		At September 30,
Cash and cash equivalents		2016	2015
Cash and bank deposits		468,613	497,753
Bank overdrafts		(490)	(1,281)
		468,123	496,472

 (*) Mainly related to the renewal of short-term local facilities carried out during the nine-month period ending September 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Cash and cash equivalents and other investments
12	Contingencies, commitments and restrictions to the distribution of profits
13	Investments in non-consolidated companies
14	Related party transactions
15	Fair value
16	Nationalization of Venezuelan Subsidiaries
17	Subsequent event

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2015.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 3, 2016.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2015. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2015.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2015 and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

3 Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month period ended September 30, 2016	Tubes	Other	Total
IFRS - Net Sales	3,032,533	393,921	3,426,454

Management View - Operating income	12,333	64,386	76,719
· Differences in cost of sales and others	(115,259)	235	(115,024)
· Depreciation and amortization	26,691	153	26,844
IFRS - Operating (loss) income	(76,235)	64,774	(11,461)
Financial income (expense), net			(1,088)
(Loss) before equity in earnings of non-consolidated companies and income tax			(12,549)
Equity in earnings of non-consolidated companies			56,925
Income before income tax			44,376

Capital expenditures	599,047	29,752	628,799
Depreciation and amortization	479,766	14,872	494,638

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month period ended September 30, 2015	Tubes	Other	Total
IFRS - Net Sales	5,151,665	529,162	5,680,827
Management View - Operating income	704,823	45,454	750,277
· Differences in cost of sales and others	(170,733)	(7,776)	(178,509)
· Depreciation, amortization and Impairment	(401,812)	1,080	(400,732)
IFRS - Operating income	132,278	38,758	171,036
Financial income (expense), net			(4,936)
Income before equity in earnings of non-consolidated companies and income tax			166,100
Equity in earnings of non-consolidated companies			6,809
income before income tax			172,909

Capital expenditures	789,216	34,866	824,082
Depreciation and amortization	444,859	15,557	460,416

In the nine-month period ended September 30, 2016, net income under management view amounted to $90.9 million, while under IFRS amounted to $34.3 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Nine-month period ended September 30, 2016
Net sales	1,144,821	961,483	438,379	778,933	102,838	3,426,454
Capital expenditures	515,078	52,880	27,784	19,099	13,958	628,799
Depreciation and amortization	289,764	96,015	84,589	8,078	16,192	494,638

Nine-month period ended September 30, 2015
Net sales	2,310,458	1,642,445	603,232	896,689	228,003	5,680,827
Capital expenditures	557,055	154,188	65,372	28,305	19,162	824,082
Depreciation and amortization	260,632	93,534	84,208	7,464	14,578	460,416

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

3 Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Angola, Nigeria and Saudi Arabia and “Asia Pacific” comprises principally China, Indonesia and Japan.

4 Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Inventories at the beginning of the period	1,843,467	2,779,869

Plus: Charges of the period
Raw materials, energy, consumables and other	999,185	1,528,439
Services and fees	145,801	240,925
Labor cost	497,824	751,783
Depreciation of property, plant and equipment	280,319	274,484
Amortization of intangible assets	21,532	17,694
Maintenance expenses	91,111	147,556
Allowance for obsolescence	43,724	49,317
Taxes	11,895	17,328
Other	72,580	77,839
	2,163,971	3,105,365
Less: Inventories at the end of the period	(1,498,624)	(2,023,626)
	2,508,814	3,861,608

For the nine-month period ended September 2016, labor cost includes approximately $32.2 million of severance indemnities  and for the nine-month period ended September 2015 $85.6 million.

5 Selling, general and administrative expenses
	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Services and fees	92,428	120,229
Labor cost	347,927	465,279
Depreciation of property, plant and equipment	12,713	14,005
Amortization of intangible assets	180,074	154,233
Commissions, freight and other selling expenses	178,825	284,891
Provisions for contingencies	23,788	17,671
Allowances for doubtful accounts	(7,964)	26,312
Taxes	56,293	101,880
Other	56,960	70,809
	941,044	1,255,309

For the nine-month period ended September 2016, labor cost includes approximately $33.6 million of severance indemnities and for the nine-month period ended September 2015 $57.1 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

6 Other operating income (expense), net
	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Other operating income and expenses	11,943	7,440
Impairment charge	-	(400,314)
	11,943	(392,874)

(*) In the third quarter of 2015 Tenaris recorded an impairment charge of $400.3 million on its welded pipe assets in the USA.

Impairment of non-financial assets

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris’ market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In particular for OCTG - USA CGU the discount rate used was 8.5%.

The main factors that could result in a potential impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris’ clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

As of September 30,2016 for the OCTG - USA CGU an increase of 100 Bps in the discount rate would generate an impairment of $98 million; a decline of 100 Bps in the growth rate would generate an impairment of $69 million and a decline of 5% in the cash flow projections would generate an impairment of $7 million.

7 Financial results
(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
Interest Income	48,186	26,439
Net result on changes in FV of financial assets at FVTPL	10,147	(800)
Finance Income	58,333	25,639
Finance Cost	(16,031)	(20,341)
Net foreign exchange transactions results (*)	(21,804)	(27,803)
Foreign exchange derivatives contracts results (**)	(30,313)	31,734
Other	8,727	(14,165)
Other Financial results	(43,390)	(10,234)
Net Financial results	(1,088)	(4,936)

(*) The nine-month period ended September 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.
(**) The nine-month period ended September 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

8 Dividend distribution

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.3 million.

On May 6, 2015 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.3 million.

9 Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	5,672,258	5,159,557
Currency translation adjustment	48,403	(133,558)
Additions (*)	604,572	771,880
Disposals	(11,314)	(2,136)
Transfers	5,820	718
Depreciation charge	(293,032)	(288,489)
At September 30,	6,026,707	5,507,972

 (*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

10 Intangible assets, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	2,143,452	2,757,630
Currency translation adjustment	6,318	(16,155)
Additions	24,227	52,202
Disposals	(615)	(758)
Transfers	(781)	(718)
Impairment charge (See Note 6)	-	(400,314)
Amortization charge	(201,606)	(171,927)
At September 30,	1,970,995	2,219,960

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

11 Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2016	2015
Cash and cash equivalents	(Unaudited)
Cash at banks	83,845	101,019
Liquidity funds	222,399	81,735
Short – term investments	162,369	103,793
	468,613	286,547

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	630,073	877,436
Bonds and other fixed Income	1,191,285	1,203,695
Fund Investments	9,211	59,731
Others	21	-
	1,830,590	2,140,862
Other investments - Non-current
Bonds and other fixed Income (*)	283,833	393,084
Others	1,675	1,662
	285,508	394,746

 (*) Related to investments designated as held to maturity and measured at amortized cost.

12 Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2015.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Corporate investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities associated with affiliates of the Company to accounts controlled by individuals associated with Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab Industrial S.A., a Brazilian subsidiary of the Company. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato”, and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the allegations made in the above investigations and related matters.  In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by them. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

12 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR295 million (approximately $329 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR223 million (approximately $249 million), including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and, based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

12 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. Other parties have also filed their observations and/or opinions concerning the experts’ report, which are currently subject to the court examination. As of September 30, 2016, the estimated amount of Itaú’s claim is approximately BRL66.8 million (approximately $20.6 million), and the estimated amount of Veracel’s claim is approximately BRL42.5 million (approximately $13.1 million), for an aggregate amount BRL109.3 million ($33.7 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and objections presented by Confab. No provision has been recorded in these Consolidated Condensed Interim Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of September 30, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $404 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

12 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments (Cont.)

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $238 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of September 30, 2016 approximately $1,238 million had already been invested.

▪	A Tenaris company granted a three months deposit guarantee of approximately $90 million related to temporary imports of pieces of art for an exhibit to be held in Argentina.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including result for the year ended December 31, 2015	18,024,204
Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2016, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733
Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

(*) In 2015 result under Luxembourg GAAP was affected by the write down of the value of its investment.

13 Investments in non-consolidated companies

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At September 30, 2016, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $19.63 per ADS, giving Tenaris’s ownership stake a market value of approximately $450.9 million (Level 1). At September 30, 2016, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $481.8 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

13 Investments in non-consolidated companies (Cont.)

b)	Usiminas (Cont.)

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million ($0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million ($16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of September 30, 2016 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

As of September 30, 2016 the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL9.45 ($2.9) and BRL3.53 ($1.09), respectively, giving Tenaris’s ownership stake a market value of approximately $107.6 million (Level 1). As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $62.7 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of September 30, 2016, Tenaris held 22% of Techgen’s share capital, and its affiliates  Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of September 30, 2016, Tenaris’s exposure under these agreements amounted to $62.6 million and $2.2 million respectively.

Tenaris has issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of September 30, 2016, disbursements under the loan agreement amounted to $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

14 Related party transactions

As of September 30, 2016:

▪	San Faustin S.A., a Luxembourg Société Anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting rights in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.10% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

14 Related party transactions (Cont.)

The following transactions were carried out with related parties.
(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2016	2015
(i) Transactions	(Unaudited)
(a) Sales of goods and services
Sales of goods to non-consolidated parties	15,651	21,150
Sales of goods to other related parties	22,324	72,207
Sales of services to non-consolidated parties	6,913	7,483
Sales of services to other related parties	2,216	3,201
	47,104	104,041

(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	38,180	222,867
Purchases of goods to other related parties	13,900	21,051
Purchases of services to non-consolidated parties	7,565	11,800
Purchases of services to other related parties	40,089	56,372
	99,734	312,090

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2016	2015
(ii) Period-end balances	(Unaudited)
Arising from sales / purchases of goods / services / others
Receivables from non-consolidated parties	110,416	73,412
Receivables from other related parties	8,892	23,995
Payables to non-consolidated parties	(21,750)	(20,000)
Payables to other related parties	(9,630)	(19,655)
	87,928	57,752
15 Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of September 30, 2016 and December 31, 2015:

September 30, 2016	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	384,768	-	-	384,768
Other investments	1,002,201	650,754	1,674	1,654,629
Derivatives financial instruments	-	3,961	-	3,961
Available for sale assets	-	-	21,572	21,572
Total	1,386,969	654,715	23,246	2,064,930
Liabilities
Derivatives financial instruments	-	30,592	-	30,592
Total	-	30,592	-	30,592

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	-	-	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	-	18,250	-	18,250
Available for sale assets	-	-	21,572	21,572
Total	1,533,797	810,843	23,234	2,367,874
Liabilities
Derivatives financial instruments	-	34,540	-	34,540
Total	-	34,540	-	34,540

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2015 and note 16 to this Consolidated Condensed Interim Financial Statements.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

15 Fair Value (Cont.)

▪	Measurement (Cont.)

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris’s investments are designated as held to maturity and measures at amortized cost. Tenaris estimates that the fair value of these financial assets is 101.1% of its carrying amount including interests accrued as of September 30, 2016.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% and 99.0% of its carrying amount including interests accrued as of September 30, 2016 and December 2015, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2016

16 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations. For further information, see Note 30 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2015.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On September 29, 2016, ICSID registered the annulment proceeding. The ad hoc committee that will hear Venezuela’s request has yet to be constituted. There is no procedural deadline by which ICSID must constitute the ad hoc committee or issue a decision.

Concerning the arbitration proceeding relating to the nationalization of Tenaris’s shareholdings in Tavsa and Comsigua, on August 5, 2016, the tribunal requested certain information and submissions from the parties. Following the filing of the parties’ written submissions in response to the tribunal’s request, there are no further steps to be completed prior to the award. There is no procedural deadline by which the award must be rendered.

17 Subsequent event
Interim dividend payment
On November 3, 2016, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 23, 2016, with and ex-dividend date of November 21, 2016.

Edgardo Carlos Chief Financial Officer